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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Helix Energy Solutions Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
42330P107
(CUSIP Number)
Calendar Year 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	42330P107

1	NAMES OF REPORTING PERSONS Owen Kratz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		3,716,101

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,716,101

WITH:	8	SHARED DISPOSITIVE POWER

		1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,716,101

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON

	IN

Page 2 of 5 pages

Item 1.
(a) Name of Issuer
Helix Energy Solutions Group, Inc.
(b) Address of Issuer’s Principal Executive Offices
400 N. Sam Houston Parkway E.
Suite 400
Houston, Texas 77060
Item 2.
(a) Name of Person Filing
Owen Kratz
(b) Address of Principal Business Offices
400 N. Sam Houston Parkway E.
Suite 400
Houston, Texas 77060
(c) Citizenship
United States
(d) Title of Class of Securities
Common Stock
(e) CUSIP Number
42330P107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable. This statement on Schedule 13G is not being filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c).
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned: 4,716,101.
(b) Percent of Class: 5.1%1.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 3,716,101.
(ii) Shared power to vote or to direct the vote: 1,000,000.
(iii) Sole power to dispose or to direct the disposition of: 3,716,101.
(iv) Shared power to dispose or to direct the disposition of: 1,000,000.
The foregoing stock ownership figures include 1,000,000 shares of common stock held by Joss Investments Limited Partnership, an entity of which Mr. Kratz is a general partner. Mr Kratz disclaims beneficial ownership of the shares held by Joss Investments Limited Partnership for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act. Voting and dispositive power over the shares held by Joss Investments Limited Partnership are held by the two general partners who must each approve all such actions. The foregoing stock ownership also includes 13,400 shares purchasable pursuant to options that will vest within 60 days of December 31, 2008.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]	Based upon 91,385,336 shares outstanding as of December 31, 2007.

Page 4 of 5 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 12, 2009
Date
/s/ Owen Kratz
Signature

/s/ Owen Kratz
Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 pages